U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)

                        BALTIC INTERNATIONAL USA, INC.
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value
                        (Title of Class of Securities)

                                  058825-10-0
                                (CUSIP Number)


                               Jonas af Jochnick
                           Oriflame Eastern Europe
                             Waterloo Office Park
                                  Building O
                             Dreve Richelle, 161
                         B - 1410 Waterloo - Belgium
                                  32-3-357-55-00
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                July 12, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D/A

CUSIP No. 058825-10-0                                       Page 2 of 12 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Celox S.A.
------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group*        (a) |_|
                                                            (b) |X|
------------------------------------------------------------------------------
3  SEC Use Only

------------------------------------------------------------------------------
4  Source of Funds*      None

------------------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceeding is Required Pursuant to
   Items 2(d) or 2(e)                                                     |_|
------------------------------------------------------------------------------
6  Citizenship or Place of Organization      Luxembourg

------------------------------------------------------------------------------
Number of                     7  Sole Voting Power                         -0-

Shares                       -------------------------------------------------
Beneficially                  8  Shared Voting Power                       -0-

Owned by                     -------------------------------------------------
Each                          9  Sole Dispositive Power                    -0-

Reporting                    -------------------------------------------------
Person With                  10  Shared Dispositive Power                  -0-

------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person           -0-

------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*                                                               |_|

------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)     0.00%

------------------------------------------------------------------------------
14     Type of Reporting Person*     CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               SCHEDULE 13D/A

CUSIP No. 058825-10-0                                       Page 3 of 12 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

ORESA Ventures N.V.
------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*     (a) |_|
     (b) |X|
------------------------------------------------------------------------------
3     SEC Use Only

------------------------------------------------------------------------------
4     Source of Funds*      None

------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceeding is Required Pursuant to
Items
2(d) or 2(e)      |_|
------------------------------------------------------------------------------
6     Citizenship or Place of Organization     Netherland Antilles

------------------------------------------------------------------------------
Number of                     7  Sole Voting Power                         -0-

Shares                       -------------------------------------------------
Beneficially                  8  Shared Voting Power                       -0-

Owned by                     -------------------------------------------------
Each                          9  Sole Dispositive Power                    -0-

Reporting                    -------------------------------------------------
Person With                  10  Shared Dispositive Power                  -0-

------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person           -0-

------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*                                                               |_|

------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)     0.00%

------------------------------------------------------------------------------
14     Type of Reporting Person*     CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               SCHEDULE 13D/A

CUSIP No. 058825-10-0                                       Page 4 of 12 Pages

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jonas af Jochnick
------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*     (a) |_|
                                                            (b) |X|
------------------------------------------------------------------------------
3     SEC Use Only

------------------------------------------------------------------------------
4     Source of Funds*      None

------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceeding is Required Pursuant to
Items
2(d) or 2(e)      |_|
------------------------------------------------------------------------------
6     Citizenship or Place of Organization      Sweden

------------------------------------------------------------------------------
Number of                     7  Sole Voting Power                     15,000

Shares                       -------------------------------------------------
Beneficially                  8  Shared Voting Power                       -0-

Owned by                     -------------------------------------------------
Each                          9  Sole Dispositive Power                15,000

Reporting                    -------------------------------------------------
Person With                  10  Shared Dispositive Power                  -0-

------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       15,000

------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*                                                               |_|


------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)     0.16%

------------------------------------------------------------------------------
14     Type of Reporting Person*     IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



CUSIP No. 058825-10-0                                       Page 5 of 12 Pages


ITEM 1.  SECURITY AND ISSUER

Securities acquired:           Common Stock, par value $0.01 ("Common Stock")

Issuer:                        Baltic International USA, Inc.

Principal Executive Offices:   5151 San Felipe, Suite 1661
                               Houston, Texas 77056

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons" pursuant to an Agreement of Joint Filing attached hereto as Exhibit
A:

(i) Celox S.A., a Luxembourg corporation, which owns 24% of ORESA Ventures S.A., the parent of ORESA Ventures N.V.;

(ii)    ORESA Ventures N.V., a Netherland Antilles corporation;

(iii) Jonas af Jochnick, an individual who is a director, officer, stockholder and the controlling person of Celox S.A. and ORESA Ventures N.V.,

(b), (c) and (f) The Reporting Persons have business addresses as follows:

(i) Celox S.A., Waterloo Office Park, Building O, Dreve Richelle, 161, B - 1410 Waterloo, Belgium

(ii) ORESA Ventures N.V., Waterloo Office Park, Building O, Dreve Richelle, 161, B - 1410 Waterloo, Belgium

(iii)   Jonas af Jochnick, Oriflame Eastern Europe, Waterloo Office
        Park, Building O, Dreve Richelle, 161, B - 1410 Waterloo, Belgium

     Celox S.A. is a privately owned investment corporation which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     ORESA Ventures N.V. is a subsidiary of ORESA Ventures S.A., a venture capital company concentrating on Eastern Europe and listed on the Stockholm stock exchange.



CUSIP No. 058825-10-0                                       Page 6 of 12 Pages


     Jonas af Jochnick, a Swedish citizen, is chairman of the board and chief executive officer of ORESA Ventures S.A., a venture capital company concentrating on Eastern Europe and listed on the Stockholm stock exchange.
He is also chairman of the board and chief executive officer of Oriflame Eastern Europe, S.A. and vice chairman of Oriflame International S.A. The two Oriflame companies both manufacture cosmetic and skin care products which are marketed on a global basis. Oriflame International is listed on the London Stock exchange. He also owns 100% of the outstanding stock of Celox S.A.

(d) No events have occurred which would be required to be reported under the provisions of this Item.

(e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 12, 1999, the Issuer sold half of its interest in AIRO Catering Services ("AIRO") to Oresa Ventures N.V. and Celox S.A. The Issuer received from Oresa Ventures N.V. and Celox S.A. an aggregate of 6,250,000 shares of the Issuer's Common Stock, warrants to purchase 6,250,000 shares of the Issuer's Common Stock and $250,000 in cash for a 23% interest in AIRO. The Issuer also issued an option to Oresa Ventures N.V. and Celox S.A. for the right to purchase the remaining 23% of AIRO for $1,145,000 in cash and
forgiveness of debt of about $190,000.   In connection with this transaction,
Jonas af Jochnick has resigned from the Issuer's board of directors.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of the other Reporting Persons has disposed of the securities reported herein for the investment objectives of the Reporting Persons. As of the date hereof, none of the Reporting Persons has any plans or proposals which would result in any of the following:

(a) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, except for the right of the Reporting Persons to purchase the remaining 23% of AIRO for $1,145,000 in cash and forgiveness of debt of about $190,000;



CUSIP NO. 058825-10-0                                             Page 7 of 12


(d) any change in the present board of directors or managers of the Issuer except for Jonas af Jochnick and Adolf af Jochnick have resigned from the Issuer's board of directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange;

(i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

     (i) Celox S.A. is the beneficial owner of 0 shares of Common Stock. The total number of shares of Common Stock beneficially owned by Celox S.A. represents 0.00% of the shares of Common Stock outstanding.

     (ii) ORESA Ventures N.V. is the beneficial owner of 0 shares of Common Stock. The total number of shares of Common Stock beneficially owned by ORESA Ventures N.V. represents 0.00% of the shares of Common Stock outstanding.

     (iii) Jonas af Jochnick is the benficial owner of 15,000 shares of Common Stock. The total number of shares of Common Stock beneficially owned by Jonas af Jochnick represents 0.16% of the shares of Common Stock outstanding.

     The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 9,336,785 outstanding shares of Common Stock of the Issuer reported in the Issuer's Current Report on Form 8-K date July 12, 1999.



CUSIP NO. 058825-10-0                                             Page 8 of 12


     The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 9,336,785 outstanding shares of Common Stock of the Issuer reported in the Issuer's Current Report on Form 8-K dated July 12, 1999.

     (b) Jonas af Jochnick has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by him.

     (c) Except as described above, none of the Reporting Persons have effected any transactions in shares of the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth herein above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing


CUSIP NO. 058825-10-0                                             Page 9 of 12


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                              CELOX S.A.



                              By:  /s/ Jonas af Jochnick
                                 ---------------------------------------------
                                   Jonas af Jochnick, Chief Executive Officer

Dated as of: July 22, 1999



CUSIP NO. 058825-10-0                                            Page 10 of 12


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                              ORESA VENTURES N.V.



                              By:  /s/ Jonas af Jochnick
                                 ---------------------------------------------
                                   Jonas af Jochnick, Chief Executive Officer

Dated as of: July 22, 1999



CUSIP NO. 058825-10-0                                            Page 11 of 12


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                              By:  /s/ Jonas af Jochnick
                                 ---------------------------------------------
                                   Jonas af Jochnick, Individually

Dated as of: July 22, 1999



CUSIP NO. 058825-10-0                                            Page 12 of 12


EXHIBIT A


AGREEMENT OF JOINT FILING
BALTIC INTERNATIONAL USA, INC.
COMMON STOCK, PAR VALUE $0.01


In accordance with Rule 13D-1(f) under the Securities Exchange Act of
1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 22nd day of July, 1999.


                              CELOX S.A.

                              By:  /s/ Jonas af Jochnick
                                 ---------------------------------------------
                                   Jonas af Jochnick, Chief Executive Officer


                              ORESA VENTURES N.V.

                              By:  /s/ Jonas af Jochnick
                                 ---------------------------------------------
                                   Jonas af Jochnick, Chief Executive Officer


                              By:  /s/ Jonas af Jochnick
                                 ---------------------------------------------
                                   Jonas af Jochnick, Individually